 Code of Ethics

Acting with integrity, honesty and in good faith with respect to what is in the best interest of the Company’s stakeholders is fundamental to the Company’s reputation and ongoing success. Virginia is committed to sustainable growth within the parameters of protecting the environment, ensuring the safety and wellbeing of its employees, and supporting the communities in which it operates. The directors, officers and senior employees of the Company must be committed to upholding these responsibilities in all facets of the Company’s day to day operations.

In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour such as :

- Respect of contract
- Accuracy of books and rewards
- Dealing with public officials
- Avoid conflict of interest
- No outside directorships
- Report of confidentiality
- Duty of the corporation
- No misuse of inside information
- Timely disclosure
- Respect of human rights
- Reporting obligations
- Accountability for adherence to the code

It is essential that the Company’s directors, officers, main consultants and employees respect and adhere to the Company’s Code of Ethics and to the rules and procedures outlined in the company’s corporate policies.

Failure to comply with the Company’s Code of Ethics and the rules and procedures outlined in the Company’s corporate policies may result in the immediate suspension or dismissal of any director, officer or employee of the Company or any contract to consultant.

This Code of Ethics was adopted by the Board of Directors of Virginia Gold Mines on June 21, 2004.

CODE OF ETHICS

Respect for the Law
Contracts
Books and Records
Dealings with Public Officials
Conflicts of Interest
Outside Directorships
Confidentiality
Corporate Opportunities
Insider Information
Timely Disclosure
Environment, health and safety Human Rights Reporting Obligations
Accountability for Adherence to the Code
Waivers of the Code of Ethics
Schedule A

A Commitment to Ethical Business Conduct

Our Code of Ethics affirms the Company’s commitment to uphold high moral and ethical principles and specifies the basic norms of behaviour for those conducting business on its behalf. While the Company’s business practices must be consistent with the business and social practices of the communities in which the Company operates, we believe that honesty is the essential standard of integrity in any locale. Thus, though local customs may vary, Virginia’s activities are to be based on honesty, integrity and respect.

Respect for the Law
1. The Company and its employees shall comply with all laws, rules and regulations and governmental requirements of those jurisdictions or regions in which it conducts business.

Guidance
Our employees, principals, and main consultants must diligently seek to avoid conduct that might be interpreted as being in contravention of laws governing the affairs of the Company in any jurisdiction or region where it carries on business.

Furthermore, any reports or information provided, on behalf of the company, to federal, provincial, territorial or local government or jurisdiction should be true, complete and accurate. Any omission, misstatement or lack of attention to detail could result in a violation of the reporting laws, rules and regulations.

Contracts
2. The Company values its reputation for fair dealing and holds itself and its employees to the highest standards when contracting with others and fulfilling those contracts.

Guidance
Virginia honours its commitments, duly performs its obligations and treats with respect those that are obligated to it. Employees should treat fairly those they have dealings with and be honest with the Company, its suppliers, customers, partners and others in its employ as well as members of the communities in which it carries on its operations.

Negotiations must be carried out in good faith with no intention to mislead. Virginia is proud of its long-standing efforts to be the “partner of choice” for joint ventures, partnerships and other shared business operations and it relies on its employees to support and enhance these achievements. Employees must refrain from disparaging competitors or their products.

Virginia strives to maintain the highest standards of ethics in its relations with those with whom it does business. Actions taken and decisions made by Company employees should be on the basis of an impartial and objective assessment of the facts in each situation, free from influence by gifts, favours and the like, which may adversely affect the judgements involved.

Books and Records
3. The Company’s books and records will reflect, in an accurate and timely manner, all Company transactions.

Guidance
All financial statements and books, records and accounts of the Company must accurately reflect transactions and events and conform both to legal requirements and accounting principles and also to the Company’s system of internal accounting. As an employee or as a contractor or as a principal, you have the responsibility to ensure that false or intentionally misleading entries are not made by you, or anyone who reports to you, in the Company’s accounting records. All officers and employees of the Company that are responsible for financial or accounting matters are also required to ensure the full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed by the Company with securities and other regulatory authorities. This commitment and responsibility extends to the highest levels of our organization, including our Chief Executive Officer, Chief Financial Officer and Controller. Employees may submit concerns regarding questionable accounting and auditing matters, confidentially or anonymously, to the Chairman of the Audit Committee.

Dealing with Public Officials
4. All dealings between employees of the company and public officials or other persons will be conducted in a manner that will not compromise the integrity or question the reputation of any public official or other person, the Company or its main contractors and consultants.

Guidance
Even the appearance of impropriety in dealing with public officials and others is not consistent with this principle.

Conflict of Interest
5. Employees and main contractors will avoid all situations in which their personal interests conflict or might appear to conflict with their duties to the Company.

Guidance
Employees should avoid acquiring interests or participating in any activities that would tend:
to deprive the Company of the time or attention required to perform their duties properly, or to create an obligation or distraction which would affect their judgement or ability to act solely in the Company’s best interest.

Outside Directorships
 6. Employees of the Company may not serve as directors of any outside business organization unless such service is specifically approved by senior management.

Guidance
There are a number of factors and criteria that the Company will use in determining whether or not to approve an employee’s request for an outside business directorship. Directorships in outside companies should satisfy a number of business considerations including (1) furthering the interests of the Company; (2) not detracting in any material way from the employee’s ability to fulfil his or her commitments to the Company; and (3) not raising the possibility of a conflict of interest. When evaluating requests the Company will also take into consideration the time commitment and potential personal liabilities arising from the responsibilities associated with any particular outside directorship

Confidentiality
7. Unless previously published, the Company’s records, reports, papers, devices, processes, plans, methods and apparatus are considered by the Company to be secret and confidential and should not be revealed without proper authorization.

Guidance
Customers, employees, investors and the public should have such information about the Company as is necessary for them to judge adequately the Company and its activities. The Company believes that full and complete reporting to regulatory agencies and the provision only by properly authorized employees of the Company, of information required by the public constitute a responsible and workable approach to the interests of disclosure. However, the Company, except as required by law, should not disclose information which might impair its own competitive effectiveness or which might violate the private rights of employees, other individuals or institutions.

Corporate Opportunities
8. Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Guidance
Employees are prohibited without the consent of the company and its principals from (1) taking for themselves opportunities that are discovered through the use of corporate property, information or their position, (2) using corporate property, information or their position for personal gain, and (3) competing with the Company directly or indirectly.

Inside Information
9. Inside information obtained, as a result of an individual’s employment with the Company will not be disclosed to others nor used for personal financial gain.

Guidance
Employees may find themselves in violation of applicable securities laws if they misuse information not generally known to the public or if, while possessing specific confidential information, they either trade or induce others to trade in the Company’s stock or in the stock of another corporation. Specific confidential information would include information concerning significant discoveries, sales or earnings figures, or information concerning major contracts, proposed acquisitions or mergers. Particular care must be exercised in connection with exploration, development and mining matters such as acquisitions, work programs, grades, tonnages, resources and/or reserves of properties owned or managed by the Company or in which it may be interested.

Timely Disclosure
10. The Company is committed to full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, securities regulatory authorities and in other public communications made by the Company.

Guidance
Employees are directed to the Company’s Disclosure Policy for a complete statement of policy and procedures governing disclosure.

Environment, health and safety
 11. The company is committed to managing and operation in a manner that is protective of human health and safety and the environment. It is our policy to comply, in all material respects, with applicable health, safety and environmental laws and regulations. Each employee is also expected to comply with our policies, programs, standards and procedures.

Human Rights
12. Virginia supports and promotes a work environment within which individuals are treated with respect, provided with equality of opportunity based on merit and kept free of all forms of discrimination.

Guidance
Discrimination should not be tolerated at any level of the Company or in any part of the employment relationship. This includes areas such as recruitment, promotion, training opportunities, salary, benefits and terminations. Employees will be treated as individuals and given opportunities based on merit and ability to do the work.

The company will sustain an environment that encourages personal respect. Differences between individuals, such as in age, sex, familial obligation and physical limitations, will be respected. Employees can expect to have their dignity honoured and their rights protected. Employees are entitled to freedom from sexual and all other forms of personal harassment.

Reporting Obligations
13. Compliance with Virginia policies protects all employees as well as the value of the Company’s assets and operations and its reputation for acting properly. Identifying problems or violations to enable them to be quickly and properly resolved or to prevent them from escalating or recurring, benefits all workers and enhances the workplace for the betterment of all concerned.

Accountability for Adherence to the Code
 14. Failure by any employee, officer or director to comply with the laws or regulations governing the Company’s business, this Code or any other Company policy or requirement may result in disciplinary action including termination and, if warranted, legal proceedings. All employees, officer or director are required to cooperate in any internal investigations of misconduct.

Guidance
Every employee, officer or director who has executive or managerial responsibilities is expected to ensure that the Code is communicated to and understood by employees reporting to him or her and is required to sign an acknowledgement (preferably annually) of adherence to the Code. Each of the company’s directors, officers and employees is expected to:
- Understand: the company expects you to understand the requirements of your position including company’s expectations and government’s rules and regulations that apply to your position.
- Comply: the company expects you to comply with this code and all applicable laws, rules and regulations.
- Report: the company expects you to report any violation of this code of which you become aware.

Waivers of the Code of Ethics
15. Any change in or waiver of this Code for executive officers (Chief Executive Officer, Chief Financial Officer or Controller or Directors) may be made only by the Board or by a Board Committee.

Although the various matters dealt with in this Code do not cover the full spectrum of employee activities, they are indicative of the Company’s commitment to the maintenance of high standards of conduct and are to be considered descriptive of the type of behaviour expected from employees in all circumstance.

SCHEDULE “A”

CERTIFICATE

I, André Gaumond, President and Chief Executive Officer, of Virginia Gold Mines Inc., have read the Code of Ethics of the Company (the “Code”) and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the code.

I further agree to speak to the Chairman if I have any concerns about a possible breach of the Code.

Signature of the President & CEO _____________________________

Date : _____________________________

Signature of the Chairman of the Board _____________________________

Date : _____________________________

SCHEDULE “A”

CERTIFICATE

I, ______________________, Director or Officer of Virginia Gold Mines Inc., have read the Code of Ethics of the Company (the “Code”) and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the code.

I further agree to speak to the President and Chief Executive officer or the Chairman of the Board if I have any concerns about a possible breach of the Code.

Signature of the Director/Officer _______________________________

Date : _______________________________

Signature of the President & CEO _____________________________

Date : _____________________________

SCHEDULE “A”

CERTIFICATE

I, _____________________________, Employee of Virginia Gold Mines Inc., have read the Specific Code of Ethics (the “Code”) and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the Code.

I further agree to speak to my immediate superior or the President & CEO of Virginia if I have any concerns about a possible breach of the Code.

Signature of Employee _____________________________

Date: _____________________________

Signature of President & CEO : _____________________________

Date: _____________________________

SCHEDULE “A”

CERTIFICATE

I, _____________________________, Employee of Services technique Géonordic Inc., have read the Specific Code of Ethics of Virginia Gold Mines (the “Code”) and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the Code.

I further agree to speak to my immediate superior or the President of Services Techniques Géonordic if I have any concerns about a possible breach of the Code.

Signature of Employee _____________________________

Date: _____________________________

Signature of President of
Géonordique Exploration Services : _____________________________

Date: _____________________________

SCHEDULE “A”

CERTIFICATE

I, _______________________, President, of Services technique Géonordic Inc., have read the Code of Ethics of the Virginia Gold Mines (the “Code”) and understand its terms.

I endorse the standard of conduct set out in the Code and undertake to comply with the code.

I further agree to speak to the President & CEO of Virginia Gold Mines if I have any concerns about a possible breach of the Code.

Signature of the President of Géonordic _____________________________

Date : _____________________________

Signature of the
President & CEO of Virginia _____________________________

Date : _____________________________